UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   NOVEMBER 28, 2005                  /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the nine months ended September 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                   A S S E T S


CURRENT ASSETS

Cash and cash equivalents                               870,343       1,679,232
Amounts receivable and prepaids                         152,709          57,335
                                                   ------------    ------------

                                                      1,023,052       1,736,567

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        3,229,177       1,915,221

EQUIPMENT (Net of amortization of $959)                  10,529           2,796
                                                   ------------    ------------
                                                      4,262,758       3,654,584
                                                   ============    ============

                              L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued liabilities                142,108          50,447
                                                   ------------    ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 4)                                5,854,335       4,527,878

CONTRIBUTED SURPLUS                                     433,995         383,805

DEFICIT                                              (2,167,680)     (1,307,546)
                                                   ------------    ------------
                                                      4,120,650       3,604,137
                                                   ------------    ------------
                                                      4,262,758       3,654,584
                                                   ============    ============


NATURE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS

/s/ NIKOLAOS CACOS      , Director
------------------------

/s/ JERRY MINNI         , Director
------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and audit                                      4,000             444          20,385          11,407
Advertising                                              30,058           4,500          33,149          24,872
Bank charges                                                934             674           4,062           2,595
Corporate development                                    25,018          20,893          85,497          75,146
Foreign exchange                                        (3,474)          11,529           1,281          10,438
General exploration                                      67,698          32,405         117,017          61,857
Investor relations                                       45,360          14,175          46,610          44,175
Legal                                                     2,806          26,687          40,550          37,337
Management fees                                          18,375          18,375          55,125          54,026
Office and sundry                                        48,244             563          76,811           7,301
Printing                                                    372             913          10,720          16,727
Professional fees                                         4,892          22,627          11,269          73,307
Regulatory fees                                             860           1,787          12,556          11,073
Rent                                                     24,662          10,811          64,010          29,120
Salaries                                                 99,910          18,216         203,351          50,247
Shareholder costs                                           240             164           2,311           7,051
Stock-based compensation                                      -               -          52,500         131,805
Telephone                                                 2,129               -           8,724           3,139
Transfer agent fees                                       2,106           1,063           7,845          12,823
Travel                                                    9,717           2,794          23,783          27,390
Interest income                                          (5,265)         (2,775)        (17,422)         (6,761)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (378,642)       (185,845)       (860,134)       (685,075)

DEFICIT - BEGINNING OF PERIOD                        (1,789,038)       (932,444)     (1,307,546)       (433,214)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (2,167,680)     (1,118,289)     (2,167,680)     (1,118,289)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.02)         $(0.01)         $(0.05)         $(0.05)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,369,488      13,962,882      15,686,899      12,506,781
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (378,642)       (185,845)       (860,134)       (685,075)
Adjustment for item not involving cash
    Stock-based compensation                                  -               -          52,500         131,805
                                                   ------------    ------------    ------------    ------------
                                                       (378,642)       (185,845)       (807,634)       (553,270)

Change in non-cash working capital balances              56,693         (25,590)          7,307        (124,307)
                                                   ------------    ------------    ------------    ------------
                                                       (321,949)       (211,435)       (800,327)       (677,577)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               116,999               -       1,232,199       2,469,800
Share issuance costs                                          -               -         (61,751)       (157,918)
                                                   ------------    ------------    ------------    ------------
                                                        116,999               -       1,170,448       2,311,882
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
    and deferred costs                                 (234,770)        (67,799)     (1,170,456)       (629,150)
Purchase of equipment                                    (5,010)              -          (8,554)              -
                                                   ------------    ------------    ------------    ------------
                                                       (239,780)        (67,799)     (1,179,010)       (629,150)
                                                   ------------    ------------    ------------    ------------

(DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS DURING THE PERIOD                      (444,730)       (279,234)       (808,889)      1,005,155

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             1,315,073       2,402,234       1,679,232       1,117,845
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     -END OF PERIOD                                     870,343       2,123,000         870,343       2,123,000
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    870,343       1,123,000         870,343       1,123,000
Term deposits                                                 -       1,000,000               -       1,000,000
                                                   ------------    ------------    ------------    ------------
                                                        870,343       2,123,000         870,343       2,123,000
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                             ARGENTINA                         PERU                     USA
                                   ----------------------------    ----------------------------    ------------
                                      MOGOTE          CHUBUT         ESPERANZA                        WALKER
                                     PROPERTY       PROPERTIES       PROPERTY          OTHER       LANE, NEVADA        TOTAL
                                         $               $               $               $               $               $

BALANCE - DECEMBER 31, 2004           1,468,904         225,000         144,013               -          77,304      1,915,221
                                   ------------    ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING
    THE PERIOD

    Assays                               31,687               -               -           2,882             132          34,701
    Communications                          354               -           2,697             334               -           3,385
    Drilling                            313,316               -               -               -               -         313,316
    Geophysics                                -               -          10,150               -           9,368          19,518
    Office                               51,031               -           5,435           5,338             549          62,353
    Option                              212,629               -          81,262          50,715          18,009         362,615
    Salaries and contractors             78,183               -         190,817          37,014          10,352         316,366
    Supplies and equipment                3,003               -          43,811          10,030               -          56,844
    Transportation                       60,190               -           5,987           6,553               -          72,730
    Imagery and base maps                     -               -           3,973           2,615               -           6,588
    IVA Tax                              42,659               -          18,358           4,523               -          65,540
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        793,052               -         362,490         120,004          38,410       1,313,956
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE - SEPTEMBER 30, 2005          2,261,956         225,000         506,503         120,004         115,714       3,229,177
                                   ============    ============    ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company is engaged in the  acquisition  and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                SEPTEMBER 30, 2005                               DECEMBER 31, 2004
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES       TOTAL
                                         $               $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------    ------------

         Argentina
            Mogote Property             880,326       1,245,395       2,125,721         667,697         707,631       1,375,328
            Chubut Properties           225,000               -         225,000         225,000               -         225,000
         Peru
            Esperanza Property          184,259         303,886         488,145         102,997          41,016         144,013
            Other                        50,715          64,766         115,481               -               -               -
         USA
            Walker Lane, Nevada          95,313          20,401         115,714          77,304               -          77,304
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,435,613       1,634,448       3,070,061       1,072,998         748,647       1,821,645
         Foreign value added tax              -         159,116         159,116               -          93,576          93,576
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,435,613       1,793,564       3,229,177       1,072,998         842,223       1,915,221
                                   ============    ============    ============    ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         (a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                            SHARES TO          EXPLORATION
                            BE ISSUED          EXPENDITURES    DATE
                                                    US $
                              100,000                    -     Issued in 2003
                              100,000              250,000     Issued in 2004
                              250,000              300,000     Issued in 2005
                              300,000              300,000     July 1, 2006
                              900,000              400,000     July 1, 2007
                            ---------            ---------
                            1,650,000            1,250,000
                            =========            =========

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                                       US $             DATE

                                    1,000,000           Completed
                                    1,000,000           May 30, 2006
                                    1,000,000           May 30, 2007
                                    ---------
                                    3,000,000
                                    =========

                           The final underlying option payment was paid on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter return royalty.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (75,000 shares issued). The Company can earn an additional 25% interest by incurring additional exploration expenditures on the Esperanza property to take it up to the bankable feasibility stage within three years and issuing a further 260,000 shares.

         (c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in Nevada, USA. The Company has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 hectare Roy Claim block and the 227 hectare Hills Claim block are located 45 kilometres northwest of Tonapah along the northern margin of the Walker Lane epithermal belt.


4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value

                                                   ----------------------------    ----------------------------
         Issued:                                        SEPTEMBER 30, 2005               DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $
                                                   ------------    ------------    ------------    ------------

         Balance, beginning of year                  14,087,882       4,527,878       9,086,832       1,228,395
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - private placements                    1,650,000         907,500       4,007,000       2,891,350
              - exercise of warrants                    491,250         316,449         288,750         143,650
              - exercise of options                      11,000           8,250               -               -
              - greenshoe option                              -               -         225,000         101,250
         For agent's fees                                58,960          33,278          55,300          44,240
         For mineral properties                         300,000         143,500         425,000         329,250
                                                   ------------    ------------    ------------    ------------
                                                      2,511,210       1,408,977       5,001,050       3,509,740
                                                   ------------    ------------    ------------    ------------
         Contributed surplus reallocated
             on exercise of options                           -           2,310               -               -
         Less:  share issue costs                             -         (84,830)              -        (210,257)
                                                   ------------    ------------    ------------    ------------
                                                      2,511,210       1,326,457       5,001,050       3,299,483
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      16,599,092       5,854,335      14,087,882       4,527,878
                                                   ============    ============    ============    ============

         (a) During the nine months ended September 30, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

         (b) During the nine months ended September 30, 2005, the Company granted stock options at $0.75 per share to its directors, employees and consultants for a period of five years to acquire 250,000 common shares of the Company and recorded compensation expense of $52,500.

                  A summary of the Company's outstanding stock options at September 30, 2005, and the changes for the nine months ended September 30, 2005, is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND       EXERCISE PRICE
                                                    EXERCISABLE          $

                  Balance, beginning of period        1,354,500         0.70
                  Granted                               250,000         0.75
                  Exercised                            (11,000)         0.75
                  Expired                              (89,000)         0.75
                                                   ------------
                  Balance, end of period              1,504,500         0.71
                                                   ============

                  Stock options outstanding and exercisable at September 30, 2005, are as follows:

                                         NUMBER OF OPTIONS
                           EXERCISE       OUTSTANDING AND
                            PRICE           EXERCISABLE        EXPIRY DATE

                            $0.60             900,000          December 12, 2008
                            $0.90             454,500          April 2, 2009
                            $0.75             150,000          March 21, 2010
                                            ---------
                                            1,504,500
                                            =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended September 30, 2005:


                           Risk-free interest rate            3.10%
                           Estimated volatility                75%
                           Expected life                    2.5 years
                           Expected dividend yield              0%


                  The fair value per share of stock options  granted in the nine
                  months  ended  September  30,  2005,   calculated   using  the
                  Black-Scholes option pricing model, was $0.21 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2005, and the changes for the nine months ended September 30, 2005, is as follows:

                                                                      NUMBER

                           Balance, beginning of period               4,230,300
                           Issued                                       912,731
                           Exercised                                   (508,248)
                           Expired                                     (947,000)
                                                                   ------------
                           Balance, end of period                     3,687,783
                                                                   ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2005 are as follows:

                             NUMBER           EXERCISE PRICE      EXPIRY DATE
                                                    $

                             714,483               0.60           March 18, 2006
                           1,500,000               1.20           March 24, 2006
                              18,000               0.90           March 24, 2006
                           1,305,300               1.20           March 31, 2006
                             150,000               0.90           March 31, 2006
                           ---------
                           3,687,783
                           =========

         (d) As at September 30, 2005, 1,957,151 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement was finalized, effective as of January 1, 2005. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow and Gold Point Energy Ltd.. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the nine months ended September 30, 2005, the Company paid $234,115 (plus deposit of $95,000) to the Grosso Group. Included in the Accounts Payable is $53,404 to the Grosso Group for the services provided to the Company during the period.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the nine months ended September 30, 2005, the Company paid $55,125 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation. During the period the Company also paid $3,656 for consulting services performed by a director of the Company.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2005.

         The Company's total assets are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                SEPTEMBER 30, 2005
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------

         Current assets                 856,554          63,747         102,751               -       1,023,052
         Mineral property interests           -       2,486,956         626,507         115,714       3,229,177
             and deferred costs
         Equipment                            -               -          10,529               -          10,529
                                   ------------    ------------    ------------    ------------    ------------
                                        856,554       2,550,703         739,787         115,714       4,262,758
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                 DECEMBER 30, 2004
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------


         Current assets               1,706,891          11,151          18,525               -       1,736,567
         Mineral property interests           -       1,693,904         144,013          77,304       1,915,221
             and deferred costs
         Equipment                            -               -           2,796               -           2,796
                                   ------------    ------------    ------------    ------------    ------------
                                      1,706,891       1,705,055         165,334          77,304       3,654,584
                                   ============    ============    ============    ============    ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the nine months ended September 30, 2005 and 2004 as follows:

                                                       2005            2004
                                                         $               $

         Investing activity

             Expenditures on mineral properties
                and deferred costs                     (143,500)       (279,000)
             Shares issued for mineral properties       143,500         279,000
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Financing activity

             Agents fee payable                         (23,079)        (44,240)
             Shares issued for payment of
                agent's fees                             23,079          44,240
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005



INTRODUCTION

The following management discussion and analysis is prepared as at November 28, 2005, and should be read in conjunction with the Company's unaudited consolidated interim financial statements for the nine months ended September 30, 2005 and the audited annual consolidated financial statements and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina and Peru. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow Resources Corporation (Golden Arrow) and Gold Point Energy Ltd.. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fee to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

EXPLORATION PROJECTS

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

--------------------------------------------------------------------------------
              Total                                     (LWA)    (LWA)     (LWA)
Drillhole     Depth      From       To     Interval     Gold     Silver   Copper
             (metres)  (metres)  (metres)  (metres)     (g/t)    (g/t)      (%)
--------------------------------------------------------------------------------

MOG-04-1       71.6       2.0      70.0      68.0        0.43     13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A     495.3       6.0     495.3     489.3        0.23      2.6     0.170
Including               258.0     424.0     166.0        0.19      2.2     0.243
      And               308.0     396.0      88.0        0.20      1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2      315.4       2.0     315.4     313.4        0.16      1.9     0.171
Including               196.0     315.4     119.4        0.21      2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3      300.0       6.0     300.0     294.0        0.11      1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4      292.9       2.0     292.9     290.9        0.23      3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

--------------------------------------------------------------------------------
                   Total                                 (LWA)    (LWA)    (LWA)
Drill      Zone    Depth     From      To     Interval   Gold    Silver   Copper
Hole             (metres)  (metres) (metres)  (metres)   (g/t)    (g/t)     (%)
--------------------------------------------------------------------------------
MOG-6      Este     250        0      250        250      0.22             0.083
including                    176      246         70      0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0      287        287      0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4      142        138      0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214      276         62      0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward.

CHUBUT PROJECT, CHUBUT PROVINCE, ARGENTINA

The Company owns a 100% interest in three cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property from Arcturus Ventures Inc.. The property is located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 News Release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January 2005 to cover the target.

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 metres long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. The largest discrete silicified zone identified so far measures approximately 25m in a northwest direction by 50m in a northeast direction and is associated with the highest gold values detected to date. Here silicification occurs as a broad zone of silica flooding that is cored by a central zone of chalcedonic silica stockwork with an overall northeast trend. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

A summary of the higher-grade chip samples from Zona Ventana are presented in the Table below.

               ------------------------------------------------
               SAMPLE NUMBER     LENGTH (METRES)      GOLD (PPB)
               ------------------------------------------------
                     429               6                555
                   90664            10 X 10             594
                   90659               5.5              615
                   90654              13                637
                   90652             7 X 7              682
                   90650               8.6              940
                   90651               9.3             1140
               ------------------------------------------------

ZONA AFUERA

Zona Afuera is located two kilometres south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 metres. Pathfinder elements at Zona Afuera range up to 1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the 4,000 hectare Esperanza.

In June the Company commenced a surface exploration program the first phase of which comprised a total of 23 line kilometres of pole-dipole Induced Polarization (IP)/resistivity and ground magnetics surveying over the Zona Ventana and Zona Afuera targets carried out by Quantec Geoscience (Peru) S.A.C.. Grid lines were oriented east-west and spaced 100m apart. At Zona Ventana twelve 1km lines crossing the anomaly were surveyed, as well as a north-south tie-line. At Zona Afuera three 1.5km lines, a single 1km line, with 100m spacing, and a north-south tie-line were surveyed.

Three large-scale geophysical features were defined by the IP/resistivity survey at Zona Ventana: 1) a north to northeast-trending, resistivity low, Anomaly 1, which underlies the western half of the survey grid and correlates with the horizontal trace of the main altered/mineralized zone at Ventana. Resistivity values within this zone range from 4.6 to 16 ohm-m. The uppermost portion of this anomaly exhibits higher resistivity; 2) a sub-horizontal resistivity high, Anomaly 2, which occurs at shallow depths over the eastern half of the grid and likely relates to the presence of largely unaltered ash flow tuffs. Resistivity values within this zone range from 46 to 200 ohm-m; and 3) a sub-horizontal, unexplained chargeability anomaly, Anomaly 3 which underlies Anomaly 2. Chargeability values within this zone range from 8.5 to 21.0 mV/V.

Detailed mapping, coupled with IP/resistivity data suggest mineralized zones at Zona Afuera are localized on the western margin of a rhyolite flow-dome complex. The data shows a flat-lying zone of high-resistivity connected to a sub-vertical high-resistivity domain located immediately east of the eastern surface gold anomaly. This pattern is characteristic of siliceous flow-dome complexes; the sub-vertical domain of high-resistivity representing the feeder-structure or dome. The area of the dome is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread at surface in the area.

Between August and November of 2005 several campaigns of surface exploration have focused on conducting further sampling, hand trenching and mapping of Zona Ventana and Zona Afuera, collecting silt samples from all drainages on the property and prospecting and sampling the large newly-staked 12,000 hectare area between the Esperanza property the Poracota Gold Project. One significant silt anomaly of 1095 ppb gold was returned from an east-flowing creek in the northeastern portion of the property. A check analysis on the assay reject from this sample confirmed the anomaly. The area upstream from this sample site contains intense Aster silica. Re-sampling and follow-up sampling of the area is ongoing. Once all results from the several-phase surface exploration programs have been received and compiled the Company will be determine the appropriate direction for evaluation of the Esperanza property.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. Work on the Esperanza project has been carried out under the supervision of Qualified Persons John A. Brophy, P.Geo. and Piotr Lutynski, M.Sc. P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Amera's Vice-President Exploration. All assays and analyses reported from the Phase I program were completed at ALS Chemex Labs in North Vancouver, B.C.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to
14.4 g/t gold.  Two high priority  target zones have been  identified on Cruz de
Mayo: Fatima and a porphyry copper-gold zone.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [M]         PANEL [P]   [PPM]   [PPM]      [%]      [%]
----------------------------------------------------------------------------------------
Fatima Zone     Chip*           1.0m         FZ-T1     14.350    43.9    1,980     0.05
Fatima Zone     Chip            0.5m         FZ-T2      8.360    12.1      156     0.06
Fatima Zone     Chip            8.5m         FZ-T3      2.904    11.7      870     0.08
              including         0.2m                   24.800   143.0      838     0.52
              including         3.6m                    4.690    17.3      473     0.14
Fatima Zone     Chip            8.0m         FZ-T4      0.912    25.6    5,400     0.07
Fatima Zone     Chip            6.0m         FZ-T5      0.423    20.0    2,573     0.02
Fatima Zone     Chip           10.0m         FZ-T6      0.347     1.4      297     0.04
Fatima Zone     Chip           14.0m         FZ-T7      0.285     2.8    1,256     0.03
Fatima Zone     Chip            9.0m         FZ-T8      0.171     9.5    4,150     0.15
Fatima Zone     Chip            7.0m         FZ-T9      0.135     1.3    1,120     0.02
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.860    14.0      215     0.05
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.428     8.0      148     0.09
Fatima Zone    Composite   1 m composite
                grab          grab           FZ-G1      5.190    18.5    1,930     0.21
----------------------------------------------------------------------------------------

CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [M]        PANEL [P]    [PPM]        [%]
--------------------------------------------------------------------------------
Central Zone         Chip             23.0m         CZ-T1      0.072       0.28
Central Zone         Panel         5.0 x 5.0m       CZ-P1      2.870       0.02
Central Zone         Panel         5.0 x 5.0m       CZ-P2      0.010       1.81
Central Zone         Panel        10.0 x 10.0m      CZ-P3      0.320       0.12
Central Zone         Panel         1.0 x 3.0m       CZ-P4      0.506       0.10
Central Zone    Composite grab      over 5.0m       CZ-G1      0.766       0.15
Central Zone    Composite grab      over 5.0m       CZ-G2      0.386       0.15
Central Zone    Composite grab      over 5.0m       CZ-G3      0.589       0.22
Central Zone    Composite grab      over 5.0m       CZ-G4      0.779       0.12
--------------------------------------------------------------------------------

Plans are in place carry out soil auger geochemical surveys over the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October, 2005 the Company announced that it acquired by direct-staking the direct-staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU       AU      AG      MO
                       [M]         GRAB [G]       [%]    [PPM]    [PPM]   [PPM]
--------------------------------------------------------------------------------
Composite grab     over 30.0m        G1         1.15     0.030     0.3      11
Composite grab     over 50.0m        G2         0.74     0.198     0.5      11
Composite grab     over 50.0m        G3         0.56     0.022     0.5       1
Composite grab      over 5.0m        G4         0.39     0.171     1.4     135
Composite grab      over 5.0m        G5         0.11     0.044     0.3       1
     Chip             4.0m           T1         0.55     0.013     0.2       4
     Chip             10.0m          T2         0.55     0.038     0.3       6
     Chip             10.0m          T3         0.47     0.017     0.5       5
     Chip             12.0m          T4         0.42     0.132     1.0       5
     Chip             10.0m          T5         0.36     0.030     0.3       8
     Chip             10.0m          T6         0.31     0.026     0.2       5
     Chip             3.0m           T7         0.31     0.110     2.0       4
     Chip             10.0m          T8         0.28     0.173     0.7       3
     Chip             10.0m          T9         0.24     0.028     0.4       9
     Chip             11.0m          T10        0.22     0.043     0.5       4
     Chip             10.0m          T11        0.16     0.103     0.4       1
     Chip             11.0m          T12        0.14     0.116     0.9       1
     Chip             12.0m          T13        0.13     0.749   316.0      36
     Chip             30.0m          T14        0.11     0.061     1.0      46
     Panel         5.0 x 5.0m        P1         0.48     0.055     0.9     109
     Panel         3.0 x 5.0m        P2         0.12     0.051     0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada, which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property hosts a gold-silver epithermal system that contains anomalous gold values on surface and one sample grading 41.0 grams per tonne (g/t) gold (1.2 oz/ton). The Hills property hosts a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

ROY PROPERTY

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometres northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March, 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is planning a Phase I RC drill program to test a number of targets on both the Roy and Hills properties during early 2006.

The Company holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs in North Vancouver, B.C.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru and Nevada, USA. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                              -------------------------------  ------------------------------------------  ---------
                                            2005                                  2004                        2003
                              -------------------------------  ------------------------------------------  ---------
                                SEP.30    JUN. 30    MAR. 31    DEC. 31    SEP. 30    JUN. 30    MAR. 31    DEC. 31
                                   $         $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Revenues                            Nil       Nil        Nil        Nil        Nil        Nil        Nil        Nil
Net Income (Loss)              (378,642) (202,906)  (232,073)  (188,257)  (185,845)  (329,308)  (169,922)  (346,218)
Basic and Diluted Loss per
Share                             (0.02)    (0.01)     (0.02)     (0.02)     (0.01)     (0.02)     (0.02)     (0.08)
Dividends per share                 Nil       Nil        Nil        Nil        Nil        Nil        Nil        Nil
                              -------------------------------  ------------------------------------------  ---------

RESULTS OF OPERATIONS

For the nine months ended September 30, 2005, the Company reported a net loss of $860,134 ($0.05 per share), an increase in loss of $175,059 from the $685,075 loss ($0.05 per share) for the nine months ended September 30, 2004.

A total of $860,134 of general and administrative costs were incurred for the nine months ended September 30, 2005 compared to $685,075 for the nine months ended September 30, 2004. Significant expenditures were incurred in 2005 in the following categories:

     - Corporate development of $85,497, compared to $75,146 in 2004, is comprised of costs related to investor conferences and general corporate information.
     - General exploration costs of $117,017 were incurred in the 2005 period ($61,857 in 2004) as the Company expanded its generative exploration activities in Peru and in the US.
     - Investor Relations costs of $46,610 increased by $2,435 from $44,175 in the same period of last year and consisted mainly of fees paid for public relations advisory services for completing a comprehensive communications program to introduce the Company to German-speaking financial audiences of Europe.
     - Management fees of $55,125 were paid to the President of the Company pursuant to an employment agreement compared to $54,026 in the 2004 period.
     - Office expenses were $76,811 in 2005 compared to $7,301 in 2004 as a result of the increase in activity in 2005.
     - Professional fees of $11,269 were incurred in the 2005 period, compared to $73,307 in 2004. In the 2004 period professional fees included fees and a $25,000 relocation allowance paid to the Company's Vice-President, Exploration. These costs are included in salaries in the 2005 period.
     - Rent of $64,010 increased by 34,890 from $29,120 rent paid in 2004 to IMA. The rent expense represents the allocation of fees from the Grosso Group.
     - Salaries of $203,351 represent the allocation of fees paid to the Grosso Group in 2005 and salaries paid to employees in Peru office, compared to $50,247 in 2004 that were paid to IMA. A total of $234,115 (plus deposit of $95,000) was paid to the Grosso Group in the 2005 period compared to $79,367, which was paid to IMA for rent and administrative services in 2004.
     - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants in 2005 compared to $131,805 estimated cost of the stock options granted in the 2004 period.

During the nine months ended September 30, 2005 the Company incurred $793,052 of expenditures on the Mogote Property, $362,490 on the Esperanza property, $38,410 on Walker Lane property and $120,004 on other properties.

During the nine months ended September 30, 2005, the Company completed a private placement of common shares to raise gross proceeds of $907,500. The Company also received a further $316,449 from the exercises of warrants and $8,250 from the exercise of stock options during the period.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At September 30, 2005, the Company had total assets of $4,262,758 and working capital of $880,944. The Company's cash position at September 30, 2005 was $870,343 a decrease of $1,252,657 from September 30, 2004. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $800,327 for the nine months ended September 30, 2005 compared to $677,577 for the nine months ended September 30, 2004.

FINANCING ACTIVITIES

For the nine months ended September 30, 2005, the Company received $1,232,199 from the sale of common shares less share issue costs of $61,751 compared to receipt of $2,469,800 less share issue costs of $157,918 in the same 2004 period.

INVESTING ACTIVITIES

Investing activities required cash of $1,179,010 for the nine months ended September 30, 2005, compared to $629,150 in 2004, primarily for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005 an administrative services agreement among the Company and the Grosso Group was executed. During the nine months ended September 30, 2005, the Company paid fees of $234,115 (plus deposit of $95,000) to the Grosso Group. Included in the Accounts Payable is $53,404 to the Grosso Group for the services provided to the Company during the period. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs; rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the nine months ended September 30, 2005, the Company paid $55,125 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation. During the period the Company also paid $3,656 for consulting services performed by a director of the Company.

CONTRACTUAL COMMITMENTS

During the period the Company fulfilled its current contractual obligation on Mogote property and intends to maintain its option requirements on the property. The Company signed a letter of intent to acquire an interest in the Esperanza property in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's December 31, 2004 audited financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package includes materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at September 30, 2005, there were 16,599,092 outstanding common shares and 1,504,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on September 30, 2005, there were 3,687,783 warrants outstanding, which expire at various times until March 31, 2006, with exercise prices ranging between $0.60 and $1.20 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's September 30, 2005 unaudited interim financial statements.

As of November 28, 2005 there were 16,599,092 common shares, 1,504,500 stock options and 3,687,783 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2005

/s/ Nikolaos Cacos
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Jerry Minni, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2005

/s/ Jerry Minni
-----------------------
Jerry Minni,
Chief Financial Officer